SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Polycom, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

73172K104
(CUSIP Number)

Mary E. Schaffner
Robert J. Kaukol
Norwest Corporation
Norwest Center
Sixth and Marquette
Minneapolis, MN  55479
(612) 667-0628
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 1997
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or 94), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP NO. 73172K104


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Capital, L.L.C.
            Tax Identification No. 41-1814661

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            WC

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    957,541(1)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 957,541(1)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             957,541(1)

12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5%

14)         TYPE OF REPORTING PERSON

              OO (limited liability company)





______________________
(1) Consists of the total number of shares of common stock of Polycom, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.


SCHEDULE 13D

CUSIP NO. 73172K104


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V
            Tax Identification No. 41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            WC

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    957,541(1)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 957,541(1)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             957,541(1)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5%

14)         TYPE OF REPORTING PERSON

              PN





______________________
(1) Consists of the total number of shares of common stock of Polycom, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.


SCHEDULE 13D

CUSIP NO. 73172K104

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V
            Tax Identification No. 41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    957,541(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 957,541(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             957,541(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5%

14)         TYPE OF REPORTING PERSON

              PN

______________________
(1) The reporting person is not a record holder of any shares of common stock of Polycom, Inc. The shares of Polycom, Inc.
     common stock that are the subject of this statement are held of record by Norwest Equity Partners V and by Norwest Equity Capital, L.L.C. See the cover pages for Norwest Equity Partners V and Norwest Equity Capital, L.L.C. and Item 3 for information concerning the source of funds used to purchase their respective shares of Polycom, Inc. common stock.

(2) Consists of the total number of shares of common stock of Polycom, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.


SCHEDULE 13D

CUSIP NO. 73172K104

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca NEC, L.L.C.
            Tax Identification No. 41-1815097

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    957,541(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 957,541(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             957,541(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5%

14)         TYPE OF REPORTING PERSON

              OO (limited liability company)
______________________
(1) The reporting person is not a record holder of any shares of common stock of Polycom, Inc. The shares of Polycom, Inc.
     common stock that are the subject of this statement are held of record by Norwest Equity Partners V and by Norwest Equity Capital, L.L.C. See the cover pages for Norwest Equity Partners V and Norwest Equity Capital, L.L.C. and Item 3 for information concerning the source of funds used to purchase their respective shares of Polycom, Inc. common stock.

(2) Consists of the total number of shares of common stock of Polycom, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.


SCHEDULE 13D

CUSIP NO. 73172K104

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel J. Haggerty
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    957,541(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 957,541(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             957,541(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5%

14)         TYPE OF REPORTING PERSON

              IN

______________________
(1) The reporting person is not a record holder of any shares of common stock of Polycom, Inc. The shares of Polycom, Inc.
     common stock that are the subject of this statement are held of record by Norwest Equity Partners V and by Norwest Equity Capital, L.L.C. See the cover pages for Norwest Equity Partners V and Norwest Equity Capital, L.L.C. and Item 3 for information concerning the source of funds used to purchase their respective shares of Polycom, Inc. common stock.

(2) Consists of the total number of shares of common stock of Polycom, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.


SCHEDULE 13D

CUSIP NO. 73172K104

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    957,541(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 957,541(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             957,541(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5%

14)         TYPE OF REPORTING PERSON

              IN

______________________
(1) The reporting person is not a record holder of any shares of common stock of Polycom, Inc. The shares of Polycom, Inc.
     common stock that are the subject of this statement are held of record by Norwest Equity Partners V and by Norwest Equity Capital, L.L.C. See the cover pages for Norwest Equity Partners V and Norwest Equity Capital, L.L.C. and Item 3 for information concerning the source of funds used to purchase their respective shares of Polycom, Inc. common stock.

(2) Consists of the total number of shares of common stock of Polycom, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.


SCHEDULE 13D

CUSIP NO. 73172K104

1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [X]
3)        SEC USE ONLY

4)        SOURCE OF FUNDS

            Not applicable(1)

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    957,541(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 957,541(2)
PERSON             (10) SHARED DISPOSITIVE POWER
WITH                      0

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             957,541(2)

12)        CHECK BOX IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES [ ].

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5%

14)         TYPE OF REPORTING PERSON

              IN

______________________
(1) The reporting person is not a record holder of any shares of common stock of Polycom, Inc. The shares of Polycom, Inc.
     common stock that are the subject of this statement are held of record by Norwest Equity Partners V and by Norwest Equity Capital, L.L.C. See the cover pages for Norwest Equity Partners V and Norwest Equity Capital, L.L.C. and Item 3 for information concerning the source of funds used to purchase their respective shares of Polycom, Inc. common stock.

(2) Consists of the total number of shares of common stock of Polycom, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in Item 5 of this statement.


ITEM 1. SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.0005 per share (the "Common Stock") of Polycom, Inc., whose executive offices are located at 2584 Junction Avenue, San Jose, California 95134-1902.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed by the entities and persons listed below:

         Norwest Equity Capital, L.L.C.
         Norwest Equity Partners V
         Itasca NEC, L.L.C.
         Itasca Partners V
         Daniel J. Haggerty
         John E. Lindahl
         George J. Still, Jr.

         Norwest Equity Capital, L.L.C. is a Minnesota limited liability company, of which Itasca NEC, L.L.C. is the managing member. Itasca NEC, L.L.C. is also a Minnesota limited liability company, of which Messrs. Haggerty, Lindahl and Still are the managing members.

         Norwest Equity Partners V is a Minnesota limited partnership, of which Itasca Partners V is the general partner. Itasca Partners V is also a Minnesota limited partnership, of which Messrs. Haggerty, Lindahl and Still are the general partners.

         Mr. Haggerty is the President and CEO of Norwest Venture Capital, Inc. Messrs. Lindahl and Still are Vice Presidents of Norwest Venture Capital, Inc. The address of Norwest Venture Capital, Inc. is 2800 Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, MN 55479-3388.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the entities listed above was organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock that are the subject of this statement are held of record by Norwest Equity Capital, L.L.C. and by Norwest Equity Partners V. Each of these entities used its working capital to acquire its respective shares.



ITEM 4.  PURPOSE OF TRANSACTION.

The shares of Common Stock that are the subject of this statement are held of record by Norwest Equity Capital, L.L.C. and by Norwest Equity Partners V. Each of these entities acquired its respective shares for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) All reporting persons, as a group, may be deemed to beneficially own an aggregate of 957,541 shares of Common Stock. Norwest Equity Capital, L.L.C. is the record holder of 298,200 shares. Norwest Equity Partners V is the record holder of 659,341 shares. Messrs. Haggerty, Lindahl and Still may be deemed to beneficially own 957,541 shares by reason of their affiliation with Norwest Equity Capital, L.L.C. and Norwest Equity Partners V. See Item 2 for information concerning this affiliation.

(b) Norwest Equity Capital, L.L.C. has sole voting and sole disposition power of the shares of Common Stock held of record by it. Norwest Equity Partners V has sole voting and sole disposition power of the shares of Common Stock held of record by it.

(c) During the 60 days preceding the filing of this statement, there have been no transactions in the Common Stock that were effected by any reporting person, other than purchases made on the open market by Norwest Equity Capital, L.L.C., as follows:

     01/22/97 - 100,000 shares @ $3.75/share
     01/23/97 - 25,000 shares @ $4.00/share
     01/27/97 - 10,000 shares @ $4.25/share
     02/21/87 - 10,000 shares @ $4.25/share
     02/28/97 - 20,000 shares @ $4.375/share
     03/03/97 - 10,000 shares @ $4.375/share
     03/04/97 - 15,000 shares @ $4.375/share
     03/10/97 - 5,000 shares @ $4.375/share
     03/11/97 - 6,000 shares @ $4.375/share
     03/12/97 - 10,000 shares @ $4.375/share
     03/13/97 - 27,200 shares @ $4.375/share

     Norwest Equity Partners V acquired the 659,341 shares of Common Stock held of record by it upon conversion of 659,341 shares of Polycom Inc.'s Series D preferred stock. The conversion occurred on April 30, 1996 in connection with Polycom, Inc.'s initial public offering. Norwest Equity Partners V acquired the shares of Series D preferred stock on May 17, 1995 for an aggregate purchase price of $3,000,000.

(d) With the exception of the persons who are the holders of record of the shares of Common Stock listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting persons.

(e)  Not applicable.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

Date:  March 20, 1997

NORWEST EQUITY CAPITAL, L.L.C.

By:  Itasca NEC, L.L.C.
Its:  Managing Member



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a managing member

ITASCA NEC, L.L.C.



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a managing member

NORWEST EQUITY PARTNERS V

By:  Itasca Partners V
Its:  General Partner



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner

ITASCA PARTNERS V



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner



DANIEL J. HAGGERTY



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty

JOHN E. LINDAHL



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         John E. Lindahl

GEORGE J. STILL, JR.



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         George J. Still, Jr.



AGREEMENT


The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is attached, together with any amendments thereto, shall be filed by Norwest Equity Capital, L.L.C., Norwest Equity
Partners V, Itasca Partners V, Itasca NEC, L.L.C., Daniel J. Haggerty, John E. Lindahl and George J. Still, Jr.

Dated:  March 20, 1997

NORWEST EQUITY CAPITAL, L.L.C.

By:  Itasca NEC, L.L.C.
Its:  Managing Member



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a managing member

ITASCA NEC, L.L.C.



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a managing member

NORWEST EQUITY PARTNERS V

By:  Itasca Partners V
Its:  General Partner



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner

ITASCA PARTNERS V



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty, a general partner

DANIEL J. HAGGERTY



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         Daniel J. Haggerty



JOHN E. LINDAHL



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         John E. Lindahl

GEORGE J. STILL, JR.



By:  /s/ John P. Whaley
         John P. Whaley, Attorney-in-Fact for
         George J. Still





8